

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Vladimir Lyashevskiy
Principal Executive Officer
Royal Bees Company, Inc.
123 W. Nye Lane, Ste. 129
Carson City, NV 89706

> **Re:** **Royal Bees Company, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 19, 2013**
> **File No. 333-179461**

Dear Mr. Lyashevskiy:

We have reviewed your response dated February 19, 2013 and have the following comments.

General

1. We note your response to our prior comment one. Please revise pages 2 and 27 to remove the statement that your election to use the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act "is irrevocable."

2. We note on page 25 that you had no honey yield for 2012, you have reduced your inventory of hives to 65 from 270, and you are in the process of merging hives. Please revise your disclosure throughout in light of this. In particular:

   - Please revise the section "The Company" on page 5 to state that you had no honey yield for 2012, you have reduced your inventory of hives to 65 from 270 at the beginning of 2012, and, if true, you currently do not have any honey from existing inventory to sell.
   - Please add a separate risk factor addressing the fact that you had no honey yield for 2012 and you have reduced your inventory of hives from 270 to 65.
   - If applicable, please revise the risk factor entitled, "Our Business is Concentrated in a Geographic Area Which Increases Our Exposure to Localized Risks" to address how recent inclement weather has affected your honey production.

- If appropriate, please revise the risk factor entitled, "It is Likely We Will Need Additional Capital to Continue Operations," to address any additional funding that you may need due to recent changes in your plan of operation. Also consider updating the disclosure in the "Liquidity & Capital Resources" section accordingly.
- Please revise the sixth paragraph under Description of Business on page 16 to clearly state that you had no honey yield for 2012.
- Please balance the discussion "Honey Products" on page 17 to state that you had no honey yield for 2012. In addition, please state how much inventory you have remaining to sell.
- Please revise the statement on page 21 that your plan of operation for the next twelve months is to raise capital "to continue to acquire and develop additional beehives" given that you are currently in the process of merging hives.
- Please significantly revise the discussion "Growth Strategy" on page 22 in light of the fact, if true, that your current focus is on reducing and merging hives rather than expansion. Revise the statement in paragraph (a) that you have implemented a strategy of "[i]ncreasing the existing quantity of hives." If you no longer plan to split hives in the spring, please revise paragraph (e) accordingly. To the extent you are not currently executing a growth strategy, please revise paragraphs (b), (c), and (d) accordingly.
- Please significantly revise the third paragraph under "Plan of Operation" on page 26 given that you had no honey yield in 2012.
- If appropriate, please revise your plan of operation that begins in the fifth paragraph on page 26 in light of your current status and recent focus on reducing and merging hives.

3. We have noted various discrepancies in the financial information contained within your filing. For example, the accumulated deficit disclosed on page 23 of your filing (i.e., under "going concern") does not agree to the amount reported on your balance sheet. Similarly, the amount disclosed as cost of goods sold for the nine months ended September 30, 2011 (i.e., on page 24 of MD&A) does not agree to the amount reported on the statement of operations for the respective period. Please ensure that all financial information included in the next amendment to your registration statement is revised, as appropriate, so that it is consistent with the financial statements included therein.

Prospectus Summary, page 5

4. As part of the disclosure regarding your business (i.e., here, on page 5), you state that you currently have approximately 150 hives that you rent to local farmers for pollination services. However, based upon the disclosure on page 16 of your filing (i.e., under "description of business"), as well as the discussion of "liquidity and capital resources" on page 25 of your filing, it appears that you may have reduced the inventory of hives to 65. In this regard, please tell us whether this

reduction in the number of hives resulted in the write-off of a portion of the value at which hives are carried on your balance sheet. If not, please explain. Lastly, tell us whether the 250 hives that Mr. Lyashevskiy supervises – that is, per the disclosure on page 30 of your filing – differ from the hives owned by your company. If not, please also revise/reconcile this disclosure for consistency.

Plan of Operation, page 26

5. Please refer to our prior comment 6. We note that you revised the MD&A disclosure on page 25 of your filing in response to this comment. However, on page 27 of your filing, you continue to state that (A) your revenues from leasing beehives and harvesting/selling honey will cover your estimated burn rate and (B) you believe that your operating costs can be covered by your revenues for the next 12 months. Therefore, we reissue our comment, in part. Please ensure that all disclosures regarding your ability to meet your immediate capital needs (a) have been revised, as appropriate, and (b) are consistent.

Executive Compensation, page 30

6. Please revise the introductory paragraph to state that this section reflects compensation for the fiscal year ended December 31, 2012.

7. Please revise footnote two to the summary compensation table to also discuss the payment of $6,542 in 2011.

Financial Statements for Fiscal Year Ended December 31, 2011

Statement of Cash Flows, page F-6

8. Please refer to our prior comment 10. We note that you continue to present amounts representing cash used for investing activities without parenthesis in both your annual and interim period statements of cash flows, even though these amounts reflect cash outflows. Therefore, we reissue our prior comment. Please revise your statements of cash flows, as appropriate.

Other

9. Please amend your registration statement to include updated financial statements that comply with the guidance outlined in Rule 8-08 of Regulation S-X.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       Cletha A. Walstrand, Esq.